June 24, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attn: Marian Graham, Esq. and Jeff Cauten, Esq.

Genius Group Limited

Registration Statement on Form F-1

Filed May 29, 2024

File No. 333-279795

Gentlepersons:

We have received a letter dated June 17, 2024 (the “Letter”) from the staff of the Securities and Exchange Commission (the “SEC” and, the staff of the SEC, the “Staff”) to my direction, as Chief Executive Officer of Genius Group Limited (the “Company”), relating to the Company’s Registration Statement on Form F-1 filed by the Company on May 29, 2024 (the “Registration Statement”). The Staff’s comment from the Letter is included below in bold type for convenience of reference, which is followed by the Company’s response thereto.

Registration Statement on Form F-1

Selling Stockholders, page 93

1.	We note your statement on page 93 that the “offering is expected to close on or about May 22, 2024, subject to satisfaction of customary closing conditions” and that you filed a Form 6-K on May 22, 2024 disclosing that the offering closed. Please clarify that the offering was completed and the securities were issued and outstanding prior to filing this registration statement on Form F-1.

Response: We have updated the information on page 95 in response to this comment.

Plan of Distribution, page 94

2.	Please refer to the second paragraph. We note your disclosure that the “selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker- dealers or agents.” Please revise to state that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement. Refer to Item 512(a)(1)(iii) of Regulation S-K and the associated undertaking you have provided on page II-4.

Response: We have updated the information on page 95 in response to this comment.

General

3.	Please revise to include the audited financial statements of FatBrain for each of the last two fiscal years as well as a consent from their independent auditors. In this regard, the unaudited financial statements included in Exhibit 21.2B of your Form 20-F and the “pro forma” information provided on page S-9 of this registration statement do not satisfy the requirements of Rule 3-05 of Regulation S-X. Refer also to Item 4.b and Item 4A.b.1.i of Form F-1 and Rule 3-05(b)(2)(iii) of Regulation S-X.

Response: We have updated the registration statement by adding two fiscal years of audited financial statements as an exhibit, and consent from the independent auditor to use the audit report for both fiscal years.

4.	Please revise to include pro forma financial statements that comply with the guidance in Article 11 of Regulation S-X. In this regard, your disclosures on page S-9 indicate that the Genius Group pro forma information is comprised of eight entities including FatBrain and excludes the spin-off of ERL. Pro forma financial information must separately address each transaction for which pro forma effect is being given along with the transaction accounting adjustments and a detailed explanation of such adjustments for each transaction. Please revise. Refer to Rule 11-02 of Regulation S-X.

Response: We have updated the section “summary combined unaudited pro forma financial data and audited consolidated financial data” to show –

1) Updated narrative to explain what the pro forma is presenting

2) Adopted tabular format for the pro forma financial tables to show the individual transactions –

a. Removal of ERL (Spin off)

b. Acquisition of FatBrain AI

3) Additionally, included incremental footnotes to provide increased transparency of results.

5.	Please revise to include a discussion of your change in certifying accountants that fully complies with each of the requirements in Item 4.d of Form F-1.

Response: We have updated the disclosure to comply with the Item 4.d of Form F-1 by including the disclosure required and filed exhibit 99.4 containing response from Marcum LLP confirming the disclosure we have made on the form F-1.

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

We believe that the response above fully addresses the comment contained in the Letter. If you have any questions regarding the Registration Statement or the above response, please contact the undersigned at roger@geniusgroup.net and the Company’s U.S. counsel, Jolie Kahn, at (516) 217-6379 or joliekahnlaw@sbcglobal.net.

Sincerely,

/s/ Roger Hamilton
Roger Hamilton
Chief Executive Officer

cc:Jolie Kahn